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                                                                       EXHIBIT 2

                                  PRESS RELEASE

June 19, 2000               Contact: Jay R. LaMarche
                                     Chief Financial Officer, ARIAD
                                     (617) 494-0400

                                     Tom Pearson (for media)
                                     Pearson Communications
                                     (610) 407-9260

                                     Eytan Apter (for investors)
                                     SmallCaps Online Group, LLC
                                     (212) 554-4158

ARIAD Adopts New Rights Agreement

         Cambridge, Massachusetts, June 19, 2000 -- ARIAD Pharmaceuticals, Inc. announced that the Board of Directors adopted a new Rights Agreement dated as of June 8, 2000 between the Company and State Street Bank and Trust Company, as Rights Agent, and approved the declaration of a dividend distribution of one Preferred Share Purchase Right (a "Right") on each outstanding share of its Common Stock. In general, the Rights become exercisable if a person or group hereafter acquires 15% or more of the Common Stock of the Company or announces a tender offer for 15% or more of the Common Stock. The Board of Directors will in general be entitled to redeem the Rights at one cent per Right at any time before any such person hereafter acquires 15% or more of the outstanding Common Stock.

         The Rights are not being distributed in response to any specific effort to acquire the Company. The Rights are designed to assure that all shareholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all shareholders a fair price.

         If a person hereafter acquires 15% or more of the outstanding Common Stock of the Company (the "Acquiring Person"), each Right will entitle its holder to purchase, for an initial exercise price of $65, a number of shares of Common Stock having a market value at that time of twice the Right's exercise price. Rights held by the Acquiring Person will become void. If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company's Common Stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

         The dividend distribution will be payable on July 19, 2000 to shareholders of record on June 19, 2000. The Rights will expire in ten years. The Rights distribution is not taxable to shareholders.

         The Company also announced that the Board of Directors adopted two amendments to the Rights Agreement dated December 15, 1994, as amended between the Company and State Street Bank and Trust Company, as Rights Agent. As a result of these amendments, the adoption of the new Rights Agreement and the setting of a record date to

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distribute new Rights, the Rights Agreement dated December 15, 1994, as amended, between the Company and State Street Bank and Trust Company, as Rights Agent, is no longer in effect.

     ARIAD Pharmaceuticals, Inc. (www.ariad.com) is a leader in the discovery and development of gene therapy, cell therapy, stem cell therapy and protein therapy products featuring dose-dependent regulation by small-molecule drugs, as well as small-molecule inhibitors of signal transduction.


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